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Filed by Falconbridge Limited Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Falconbridge Limited Commission File No. 333-129218
news release

FOR IMMEDIATE RELEASE

FALCONBRIDGE BOARD OF DIRECTORS
REAFFIRMS SUPPORT FOR INCO OFFER

Toronto, Ontario, May 31, 2006 — Falconbridge Limited (TSX: FAL.LV; NYSE: FAL) today announced that its Board of Directors has conducted its assessment of the offer by Xstrata plc ("Xstrata") to acquire the outstanding common shares of Falconbridge.

The assessment was completed with the assistance of external legal and financial advisors and focused on both the financial and non-financial aspects of the offer from Xstrata. Falconbridge's Board has decided to continue to endorse the Inco offer and recommends that Falconbridge shareholders tender their shares to the Inco offer.

Given the conditional nature of Xstrata's offer, including both the requirement for Xstrata to receive the approval of its own shareholders, which will not be obtained until the end of June at the earliest, and Investment Canada approval, significant conditions have yet to be satisfied that would permit the offer to proceed.

In addition, though Xstrata's bid is expressed to be for all Falconbridge shares, Xstrata has reserved the right to take up any number of shares tendered to it. When combined with its current holding of 20% of Falconbridge, the acquisition of a further small number of shares may well result in Xstrata acquiring effective control of Falconbridge without acquiring all of the shares.

The Falconbridge Board of Directors determined that Xstrata's offer is not a "superior proposal" under the terms of the Support Agreement entered into with Inco and will reaffirm its recommendation of the Inco bid in a Directors Circular responding to the Xstrata offer. The Directors Circular will be sent to shareholders in the near future.

"Clearly, one of the strengths of the Inco offer is that it gives Falconbridge shareholders almost 50% participation in the growth of the New Inco, a company that would have one the best portfolios of development projects in the base metals industry at a time when the fundamental outlook is so positive," said Derek Pannell, Falconbridge's Chief Executive Officer.

The Board remains committed to pursue the combination proposed by Inco and will be seeking the outstanding regulatory approvals from the U.S. Department of Justice and the European Commission.

FORWARD-LOOKING INFORMATION

Certain statements contained in this News Release are forward-looking statements (as defined in applicable securities legislation). Examples of such statements include, but are not limited to, statements concerning (i) our assessment of the outlook for metal markets in 2006, (ii) Inco's offer to acquire all of the common shares of Falconbridge Limited and the benefits of such combination, (iii) Xstrata's offer to acquire all of the common shares of Falconbridge Limited and the effects of such combination (iv) our future financial requirements, including to redeem the junior preference shares, and funding of those requirements, (v) our expectations with respect to our development projects, and (vi) our production forecast for 2006. Inherent in forward-looking statements are risks and uncertainties well beyond our ability to predict or control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this News Release.

Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about the timing, steps to be taken and completion of Inco's offer to acquire all of our common shares, the ability to successfully compete against global metals and mining and exploration companies by creating through such a combination an enterprise of increased scale; strong demand for nickel, copper and other metals in emerging markets such as China; the estimated pre-tax operating and other synergies and cost savings, and other benefits being realized based on the achievement of operational efficiencies from restructuring, integration and other initiatives relating to the combination of Falconbridge and Inco; the approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies being obtained in a timely manner; divestitures required by regulatory agencies being acceptable and completed in a timely manner; there being limited costs, difficulties or delays related to the integration of the Falconbridge's operations with those of Inco; the timely completion of the steps required to be taken for the eventual combination of the two companies; business and economic conditions generally; exchange rates, energy and other anticipated and unanticipated costs and pension contributions and expenses; the supply and demand for, deliveries of, and the level and volatility of prices of, nickel, copper, aluminum, zinc and other primary metals products and other metal products Inco and Falconbridge produce; the timing of the receipt of remaining regulatory and governmental approvals for the development projects and other operations; the continued availability of financing on appropriate terms for development projects; Falconbridge's costs of production and production and productivity levels, as well as those of its competitors; market competition; mining, processing, exploration and research and development activities; the accuracy of ore/mineral reserve estimates; premiums realized over LME cash and other benchmark prices; tax benefits/charges; the resolution of environmental and other proceedings and the impact on the combined company of various environmental regulations and initiatives; assumptions concerning political and economic stability in countries or locations in which Falconbridge operates or otherwise and the ability to continue to pay quarterly cash dividends in such amounts as Falconbridge's Board of Directors may determine in light of other uses for such funds and other factors.

Inherent in those statements are known and unknown risks, uncertainties and other factors well beyond the Company's ability to control or predict. Some of these known risks and uncertainties are outlined in filings by Falconbridge with applicable securities regulatory authorities, including in Falconbridge's annual information form. Readers are encouraged to consult such filings. While Falconbridge anticipates that subsequent events and developments may cause Falconbridge's views to change, the Company specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this news release. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not intended to represent a complete list of the factors that could affect Falconbridge and the combination of Inco and Falconbridge.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 14,500 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com.

Note: All dollar amounts are expressed in U.S. dollars unless otherwise noted.

Important Legal Information

This communication is being made in respect of Inco Limited's proposed combination with Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and amendments thereto, and, if required, will file other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F with the SEC in connection with Inco's offer and has filed and, if required, will file other documents regarding the proposed combination with the SEC.

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders may obtain copies of the registration statement and Inco's and Falconbridge's SEC filings free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco's media or investor relations departments. Documents filed with the SEC by Falconbridge may be obtained free of charge by contacting Falconbridge's investor relations department.

Filings made by Inco and Falconbridge with Canadian securities regulatory authorities, including filings made in connection with the offer, are available at www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Falconbridge Limited
Denis Couture, Senior Vice-President, Investor Relations,
Communications & Public Affairs
(416) 982-7020
denis.couture@falconbridge.com
www.falconbridge.com

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FALCONBRIDGE BOARD OF DIRECTORS REAFFIRMS SUPPORT FOR INCO OFFER